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BMC

BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site www.bmcind.com

NEWS RELEASE

CONTACT:	BRADLEY D. CARLSON	(NYSE: BMM)
	(952) 851-6020	FOR IMMEDIATE RELEASE

BMC INDUSTRIES REACHES AGREEMENT TO SETTLE SHAREHOLDER DERIVATIVE LAWSUIT

Oct. 8, 2002 - MINNEAPOLIS - BMC Industries, Inc. (NYSE: BMM), announced today that it has entered into an agreement to settle the shareholder derivative lawsuit pending against the company and certain of its directors since June 2002.  Under the terms of the settlement, the company will review and enhance existing corporate governance policies, provide the plaintiff, a significant shareholder, with opportunities for input on these enhancements and consider the plaintiff's recommendations for candidates to serve on the company's board of directors.

"This is positive news for the company and our shareholders," said Douglas C. Hepper, chairman, president and chief executive officer of BMC Industries.  "While we believed the lawsuit was without merit, this settlement allows us to focus our full attention and resources on our operations and business strategies."

This settlement has been approved by the plaintiff, the individual defendants, and by BMC and its board of directors. The settlement is subject to approval by the United States District Court for the District of Minnesota.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.  The Buckbee-Mears group offers a range of services and manufacturing capabilities to meet the most demanding precision metal manufacturing needs.  The group is a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances. The group is also the only North American manufacturer of aperture masks, a key component in color television picture tubes.

The Optical Products group, operating under the Vision-Ease Lens trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and plastic eyewear lenses.  Vision-Ease Lens is a technology and market share leader in the polycarbonate lens segment of the market.  Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol "BMM."  For more information about BMC Industries, visit the company's Web site at www.bmcind.com.

Certain statements in this news release may be deemed to be forward-looking statements as defined in the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in future periods to differ materially from what is currently anticipated.  Those risks include, among others, general competitive factors, the company's ability to successfully implement operational improvements in its businesses, the episodic nature of the company's business, the ability to negotiate additional financing arrangements beyond May 2004, and the United States District Court for the District of Minnesota failure to approve the settlement of the shareholder derivative action.  Additional information on these and other risks are detailed further in the company's Annual Report and 10K to shareholders dated December 31, 2001, and from time to time in the company's filings with the Securities and Exchange Commission.